SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                     Schedule 13G


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 16)*


                              J. C. PENNEY COMPANY, INC.
                                   (Name of Issuer)


                            Common Stock of 50 cents par value
                            (Title of Class of Securities)


                                      708160106
                                    (CUSIP Number)


               Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

               *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

               The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))
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Page 2 of 5 Pages
CUSIP No. 708160106


1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc.

2.   CHECK THE APPROPRIATE BOX IF A NUMBER OF A GROUP*
                                                           (a) / /
                                                           (b) / /

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               5.  SOLE VOTING POWER
                   -0-. See Item 4(c).
  NUMBER OF
   SHARES      6.  SHARED VOTING POWER
BENEFICIALLY       30,932,900. See Item 4(c).
  OWNED BY
    EACH       7.  SOLE DISPOSITIVE POWER
  REPORTING        -0-. See Item 4 (c).
   PERSON
    WITH       8.  SHARED DISPOSITIVE POWER
                   30,932,900. See Item 4 (c).

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     30,932,900. See Item 4 (c).

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     12.34%. See Item 4 (b).

12.  TYPE OF REPORTING PERSON*
     EP

Page 3 of 5 Pages


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D. C. 20549
                                     SCHEDULE 13G
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 16

          Item 1(a) Name of Issuer:
                    J. C. PENNEY COMPANY, INC.

          Item 1(b) Address of Issuer's Principal Executive Offices:
                    6501 Legacy Drive, Plano, Texas  75024-3698

          Item 2(a) Name of Person Filing:
                    Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc.

          Item 2(b) Address of Principal Business Office:
                    6501 Legacy Drive, Plano, Texas 75024-3698 mailing address, P. O. Box 10001, Dallas, Texas 75301-1000

          Item 2(c) Citizenship:
                    Delaware

          Item 2(d) Title of Class of Securities:
                    Common Stock of 50 cents par value

          Item 2(e) CUSIP No. 708160106

          Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

          Item 4    Ownership.
                (a) Amount Beneficially Owned: 30,932,900 shares (See Item
                      4(c)).
                (b) Percent of Class:  12.34.
                (c) Number of shares as to which such person has:
                     (i)   sole power to vote or to direct the vote - 0.
                     (ii) shared power to vote or to direct the vote-30,932,900. Each of the issuer's employees who is a Savings and Profit-Sharing Retirement Plan ("Plan") participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares of Common Stock of 50 par value of the issuer ("Penney Stock")

Page 4 of 5  Pages
                           credited to such participant's accounts under the Plan, plus an allocable portion of all Allocated Stock for which no direction has been received and/or shares not credited to any participant's account ("Unallocated/Undirected
                           Stock"). The Trustee is obligated to vote such Allocated Stock and Unallocated/Undirected Stock as instructed, and to vote any Unallocated/Undirected Stock for which it has not received voting instructions from the participants but only in the same manner and proportion as the voting of participants, who gave timely voting instructions with respect thereto.
                     (iii) sole  power   to  dispose   or  to  direct   the
                           disposition of - 0.
                     (iv) shared power to dispose or to direct the disposition of - 30,932,900. (A) In the event of any offer (including, but not limited to, a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock credited to such participant's accounts under the Plan, plus an allocable portion of all Unallocated/Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject the offer or to tender or not to tender shares of Penney Stock pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally trade shares of Penney Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the sale or transfer of certain shares by the Trustee.

          Item 5     Ownership of Five Percent or Less of a Class.
                     Not applicable

          Item 6     Ownership  of  More  than Five  Percent  on  Behalf of
                     Another Person.

                     The filing person maintains a trust which holds shares of Penney Stock for the benefit of current and certain
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Page 5 of 5 Pages
                     former employees of the issuer who are participants in the Plan. Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock, or to the proceeds of the sale of shares of Penney Stock.


          Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                     Not Applicable

          Item 8     Identification  and Classification  of Members  of the
                     Group.
                     Not Applicable.

          Item 9     Notice of Dissolution of Group.
                     Not applicable

          Item 10    Certification.
                     Not applicable

               The filing of this statement shall not be construed as an admission that the Savings and Profit-Sharing Fund under Savings and Profit-Sharing Retirement Plan of J. C. Penney Company, Inc. is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          Signature.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February 3, 1995


          /S/ R. T. Messinger
          __________________________________________
          Signature


          R. T. Messinger, Manager of Benefits
          __________________________________________